Second Quarter 2007 Earnings Report
                      -----------------------------------

July 27, 2007

     Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the second quarter of 2007.

     Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period.


         Summary                                                                          6 months
---------------------------------- ------------ ---------- ---------- ----- ---------- ---------- ----------
(Ps. million)                             2Q06       2Q07      % Var             2006       2007      % Var
------------------------------------------------------------------------------------------------------------

Revenues ........................        5,859      5,478        (6)           10,719     10,174        (5)

Operating Income ................          433        401        (7)              814        664       (18)

Consolidated net income .........          251        216       (14)              481        354       (26)
................................... ............ .......... .......... ..... .......... .......... ..........

Net Income of Majority Interest .          135        114       (16)              283        137       (51)
................................... ............ .......... .......... ..... .......... .......... ..........
Adjusted EBITDA .................                               (16)                                   (21)
                                           636        537                       1,241        977
................................... ............ .......... .......... ..... .......... .......... ..........
Operating Margin ................         7.4%       7.3%                        7.6%       6.5%
Adjusted EBITDA Margin ..........        10.9%       9.8%                       11.6%       9.6%
................................... ............ .......... .......... ..... .......... .......... ..........
EPS (Ps.) .......................         0.33       0.28                        0.70       0.34
EPADS (U.S.$) ...................         0.37       0.31                        0.78       0.38

Construction backlog ............       13,012      8,946       (31)
---------------------------------- ------------ ---------- ---------- ----- ---------- ---------- ----------


2Q07 Highlights vs 2Q06
-----------------------------

     - Revenues decreased 6%, to Ps. 5,478 million. Lower construction revenues, which accounted for 80% of total revenues, offset significant increases in revenues from infrastructure and housing.

     - Operating income fell 7% to Ps. 401 million, with an operating margin of 7.3%. A reduction in revenues and an increase in general and administrative expenses were offset in part by lower cost of sales.

     - Net income of majority interest in 2Q07 was Ps. 114 million, a 16% reduction. Earnings per share were Ps. 0.28 and US$0.31 per ADS.

     - Adjusted EBITDA decreased 16% to Ps. 537 million, with an Adjusted EBITDA margin of 9.8%.

     - New construction contracts awards added to backlog were Ps. 1,860 million in 2Q07. As of June 30, 2007 construction backlog was Ps. 8,946 million, equivalent to 6 months of work based on second quarter construction revenues. The ratio of new contracts to execution of backlog was 0.42.

     - ICA was awarded three concessioned projects during 2Q07: two highways and a potable water supply project. These concessioned projects will require a total investment of approximately US$1,190 million. A portion of the required investment will result in construction contracts for ICA. Since the construction or concession contracts have not yet been executed, no amounts are included in backlog.

     - ICA delivered the second turbine unit of the El Cajon Hydroelectric Project in June. ICA will receive the second payment upon successful completion of tests and delivery of the project, which in accordance with the contract is expected to be in August 2007. The principal amount of the 144A bond for financing the project, equivalent to Ps. 2,488 million, was reclassified to short term.

     - Total debt as of June 30, 2007 was Ps. 11,111 million, a reduction of Ps. 871 million as compared to June 30, 2006. Net debt excluding the El Cajon hydroelectric project was Ps. 2,984 million.

Overview of the Quarter
----------------------------------------------------------------

     The results for the second quarter reflect primarily a reduction in construction revenues that was not offset by increased housing and infrastructure revenues. This is principally a result of the high level of construction projects in the months prior to the July 2006 national election in Mexico, and the slowdown in new contract awards in the second half of last year. In addition, contracts that were awarded in the first part of 2007 are not yet contributing significantly to revenues. The result was a reduction in construction revenues.

     After a transition period of about five months, the government of President Felipe Calderon has begun soliciting bids for new projects. Recently, the President unveiled his National Infrastructure Plan, which is designed to overcome Mexico s infrastructure gaps and make the economy more internationally competitive. This plan foresees public and private investments totaling Ps. 951 billion over the 2007-12 period in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects. In addition, the plan foresees an additional Ps. 1,581 billion in energy sector investments.

     Starting in May, the pace of bidding and assigning public sector projects has increased. ICA expects that the new projects that have been recently awarded to us will contribute positively to revenues once the contracts and concession agreements have been signed and the projects begin the construction phase.

     ICA's business strategy is to grow and diversify in the infrastructure and housing sectors, which ICA believes offers opportunity for higher growth, higher margins, and reduced cyclicality. The goal is to generate up to 40% of total revenues from infrastructure and housing by 2010, as compared to 20% at present.



Consolidated Results of Operations
-----------------------------------

                                                                                     6 months
------------------------------------- ------------ ------------ ---------- --- ---------- ---------- -------
(Ps. millions)                               2Q06         2Q07    % Var             2006       2007  % Var
------------------------------------- ------------ ------------ ---------- --- ---------- ---------- -------
   Revenues ..........................      5,859        5,478       (6)          10,719     10,174     (5)
   Costs .............................      5,071        4,558                     9,172      8,568
   General and administrative expenses        355          520                       733        941
   Operating Income ..................        433          401       (7)             814        664    (18)
   Other (Income) Expense, net .......         24         (37)                        66       (69)
   Financing Cost (Income), net ......         39          178                        48        318
   Share in net income of affiliates .          3           20                         5         18
   Taxes .............................        122           64                       225         79
   Consolidated Net Income ...........        251          216       (14)            481        354    (26)
   Net Income of Minority Interest ...        116          102                       198        217
   Net Income of Majority Interest ...        135          114       (16)            283        137    (51)
...................................... ............ ............ .......... ... .......... .......... .......
EPS (Ps.) ............................   Ps. 0.33     Ps. 0.28                  Ps. 0.70   Ps. 0.34
EPADS (US$) ..........................    US$0.37      US$0.31                   US$0.78    US$0.38
Weighted average shares (millions) ...     404.41       406.93                    403.63     406.11
------------------------------------- ------------ ------------ ---------- --- ---------- ---------- -------


Second quarter 2007

     Revenues were Ps. 5,478 million, a decrease of 6%. The decrease in revenues was principally due to a lower volume of work in Civil and Industrial Construction as a result of the completion of projects during 4Q06 and 1Q07, and to the fact that recently contracted Industrial and Civil Construction projects have not begun construction. Revenues in Mexico represented 77% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 44% of the total.

     Cost of sales was Ps. 4,558 million, as compared to Ps. 5,071 million during the same period of 2006. Cost of sales was 83% of revenues in the second quarter of 2007, compared to 87% in 2Q06.

     General and administrative expenses totaled Ps. 520 million, a Ps. 165 million increase as compared to 2Q06. Of the increase, Ps. 33 million was due to higher bid preparation expenses, Ps. 30 million was a result of the reclassification of certain selling and administrative expenses that had previously been included in cost of sales in Housing Development, and Ps. 13 million was an increase at Airports. General and administrative expenses increased to 9% of revenues in 2Q07, as compared to 6% in 2Q06.

     Operating income was Ps. 401 million, a decrease of 7% as compared to the same period of 2006, which was principally as a result of the combined effect of the decrease in revenues and the increase in operating expenses. The contribution to consolidated operating income was: Infrastructure Ps. 233 million, or 58% of the total; Industrial Construction Ps. 81 million, or 20%; Civil Construction Ps. 72 million, or 18%; Housing Development Ps. 36 million, or 9%, and Rodio Kronsa Ps. 18 million, or 4%. Other operations, including unallocated corporate expenses and consolidation effects, generated an operating loss of Ps. (38) million, or -9%.

     Other (income) expense, net was income of Ps. 37 million, and included the effect of the winding up the holding company in Argentina that held the shares in CPC (which were sold in 1Q07), which resulted in a gain of Ps.30 million, and statutory employee profit sharing expense for Ps. 7 million.

     The integral financing cost in 2Q07 was Ps. 178 million. The integral financing cost includes the effect of certain accounts payable and accounts receivable of the El Cajon hydroelectric project, which totaled Ps. 90 million net, and to a higher level of project debt other than El Cajon, with an increased proportion of peso-denominated debt. See the discussion of debt below.

     Share of net income of unconsolidated affiliates was Ps. 20 million, compared to Ps. 3 million in the prior year period. Our environmental services affiliate Pro Medio Ambiente Mexico contributed Ps. 16 million.

     Taxes totaled Ps. 64 million, equivalent to an effective tax rate of 22.9%, and a 24.0% effective rate for cash taxes. ICA is accruing taxes based on estimated full year 2007 tax liability.

     Consolidated Net Income was Ps. 216 million, a reduction of 14% as compared to Ps. 251 million in 2Q06.

     Net income of majority interest was Ps. 114 million, compared to Ps. 135 million in 2Q06. o Earnings per share were Ps. 0.28, based on 406.93 million weighted average shares outstanding, compared to Ps. 0.33, based on a weighted average of 404.41 million shares outstanding in the prior year period. o Earnings per ADS were US$0.31, as compared to US$0.37 in 2Q06.


First six months of 2007
----------------------------------------------------------------

     Revenues were Ps. 10,174 million, a decrease of 5% as compared to Ps. 10,719 million during the first six months of 2006. The decrease in revenues was principally a result of the completion of projects during the second half of 2006, which have not been replaced by new projects.

     Operating income was Ps. 664 million, a decrease of 18% as compared to Ps. 814 million in the same period of 2006, as a result of lower revenues and increases in general and administrative expenses.

     Consolidated net income was Ps. 354 million, a 26% decrease as compared to Ps. 481 million in the same period of 2006.

     Net income of majority interest was Ps. 137 million, compared to Ps. 283 million in the first six months of 2006.

     - Earnings per share were Ps.0.34, based on 406.11 million weighted average shares outstanding, compared to Ps. 0.70, based on a weighted average of 403.63 million shares outstanding, in the prior year period. o Earnings per ADS were US$0.38, as compared to US$0.78 in 2Q06.


Adjusted EBITDA
------------------

                                                                                       6 months
                                                                             ------------------------------
------------------------------------- ------------ ---------- ---------- ---
(Ps. million) .......................        2Q06       2Q07      % Var           2006       2007    % Var
------------------------------------- ------------ ---------- ---------- --- ---------- ---------- --------
Net income of majority interest .....         135        114       (16)            283        137     (51)
Add back:
   Net Income of Minority Interest ..         116        102                       198        217
    Taxes ...........................         122         64                       225         79
    Share in Net Income of Affiliates           3         20                         5         18
    Integral financing cost .........          39        178                        48        318
     Other (Income) Loss Net ........          24       (37)                        66       (69)
  Depreciation and amortization .....         203        136                       426        313
 ....................................  ----------   ---------  --------      ---------   ---------  -----
Adjusted EBITDA .....................         636        537      (16)           1,241        977     (21)

Adjusted EBITDA Margin ..............          10.9%       9.8%                     11.6%       9.6%




     Adjusted EBITDA in 2Q07 decreased 16% to Ps. 537 million, with an Adjusted EBITDA margin of 9.8%.

     Adjusted EBITDA is not a financial measure computed under U.S. GAAP or Mexican Financial Information Norms (NIF) and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP or Mexican NIF. Adjusted EBITDA is defined by ICA as net income of majority interest plus:
(i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and
(vi) depreciation and amortization. Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently. We provide a reconciliation of Net income of majority interest to Adjusted EBITDA in the table above.



Business Unit Performance

                                                                                       6 months
------------------- ------------------- ---------- ----------- -------- -- ----------------------------------
(Ps. million) .....                          2Q06        2Q07    % Var         2006         2007      % Var
------------------- ------------------- ---------- ----------- -------- -- ---------- ------------ ----------
Construction ...... Revenues ..........     4,931       4,408     (11)         9,032       8,202         (9)
                     Operating Income ..      179         171      (5)           345          211       (39)
                     Adjusted EBITDA ...      277         216     (22)           582          315       (46)
                    Operating Margin ..         3.6%        3.9%                   3.8%         2.6%
                    Adj.EBITDA Margin .         5.6%        4.9%                   6.4%         3.8%
------------------- ------------------- ---------- ----------- -------- -- ---------- ------------ ----------
Housing
Development ......  Revenues ..........       359         445      24           597          786         32
                     Operating Income ..       38          36      (5)           54           61         13
                     Adjusted EBITDA ...       40          39      (3)           58           66         15
                    Operating Margin ..        10.6%        8.1%                  9.0%         7.8%
                    Adj.EBITDA Margin .        11.3%        8.8%                  9.7%         8.4%
------------------- ------------------- ---------- ----------- -------- -- ---------- ------------ ----------
Infrastructure .... Revenues ..........       529         633      20         1,026        1,205         17
                    Operating Income ..       211         233      10           422          451          7
                     Adjusted EBITDA ..       311         314       1           603          636          6
                    Operating Margin ..        39.8%       36.8%                 41.2%        37.4%
                    Adj.EBITDA Margin .        58.8%       49.7%                 58.8%        52.8%
=================== =================== ========== =========== ======== == ========== ============ ==========
Other* ............ Revenues ..........        39          (7)                   64         (18)
                    Operating Income ..         5         (38)                   (7)         (59)
------------------- ------------------- ---------- ----------- -------- -- ---------- ------------ ----------
Consolidated .....  Revenues ..........     5,859       5,478      (6)       10,719       10,174         (5)
                    Operating Income ..       433         401      (7)           814          664       (18)
                    Adjusted EBITDA ...       636         537     (16)         1,241          977       (21)
                    Operating Margin ..      7.4%        7.3%                 7.6%         6.5%
                    Adj.EBITDA Margin .     10.9%        9.8%                11.6%         9.6%

* Includes corporate and consolidation effects.



Construction

                                                                                         6 months
--------------------- --------------------- --------- -------- ---------- -- ---------- ----------- ----------
(Ps. million)                                  2Q06     2Q07      %Var           2006        2007      % Var
--------------------- --------------------- --------- -------- ---------- -- ---------- ----------- ----------
Construction Total .. Revenues ............   4,931     4,408       (11)         9,032       8,202        (9)
                      Operating Income ....     179       171        (5)           345         211       (39)
                      Adjusted EBITDA .....     277       216       (22)           582         315       (46)
                      Operating Margin ....       3.6%      3.9%                     3.8%        2.6%
                      Adj.EBITDA Margin ...       5.6%      4.9%                     6.4%        3.8%
===================== ===================== ========= ======== ========== == ========== =========== ==========
Civil Construction .. Revenues ............   2,289     1,854       (19)         4,269       3,600       (16)
                       Operating Income ...      62        72        15            159          96       (39)
                      Adjusted EBITDA .....     140        88       (37)           316         138       (56)
                      Operating Margin ....       2.7%      3.9%                       3.7%        2.7%
                      Adj. EBITDA Margin ..       6.1%      4.7%                       7.4%        3.8%
--------------------- --------------------- --------- -------- ---------- -- ---------- ----------- ----------
Industrial
Construction ........ Revenues ............   2,196     2,081        (5)         3,971       3,772        (5)
                      Operating Income ....      88        81        (8)           140          94       (33)
                      Adjusted EBITDA .....      97        93        (3)           198         120       (39)
                      Operating Margin ....       4.0%      3.9%                     3.5%        2.5%
                      Adj. EBITDA Margin ..       4.4%      4.5%                     5.0%        3.2%
--------------------- --------------------- --------- -------- ---------- -- ---------- ----------- ----------
Rodio Kronsa ........ Revenues ............     447       472         6            792         830          5
                      Operating Income ....      29        18       (36)            46          21       (55)
                      Adjusted EBITDA .....      40        34       (15)            68          57       (15)
                      Operating Margin ....       6.4%      3.9%                     5.8%        2.5%
                      Adj.EBITDA Margin ...       9.0%      7.2%                     8.5%        6.9%
--------------------- --------------------- --------- -------- ---------- -- ---------- ----------- ----------


     Total construction revenues decreased 11% during 2Q07. Civil Construction revenues decreased 19%; Industrial Construction revenues decreased 5%, while Rodio Kronsa revenues increased 6%. The operating margin from all construction activities increased slightly to 3.9% during 2Q07, as compared to the prior year period. Second quarter 2007 Construction Adjusted EBITDA was Ps. 216 million, with an Adjusted EBITDA margin of 4.9%.

Civil Construction
--------------------

The principal projects under construction were:

     - The Cachamay stadium in Venezuela (14% of 2Q07 construction revenues; completed May 2007),

     - Terminal II of the Mexico International Airport (7% of 2Q07 construction revenues; with a scheduled completion date of September
          2007), and

     - The Zaragoza - Texcoco interchange in Mexico City (2% of 2Q07 construction revenues; with a scheduled completion date of October
          2007).

     Revenues decreased 19% during the second quarter, as compared to 2Q06, principally as a result of the completion of projects and to the lack of new project awards as a result of the delays in the solicitation of bids for new projects since the second half of 2006.

     The operating margin was 3.9%, an increase of 1.2 percentage points, principally as a result of the finalization of the Cachamay Stadium. Civil Construction incurred Ps. 27 million in bid preparation expenses in 2Q07.

     Adjusted EBITDA declined 37% to Ps. 88 million, with an Adjusted EBITDA margin of 4.7%, as a result of the completion of projects and the current mix of projects and stage of execution. The El Cajon hydroelectric project's contribution to Adjusted EBITDA was Ps. 26 million.


Industrial Construction
----------------------------------------------------------------

The projects that contributed most to revenues in 2Q07 were:

     - Package II of the Minatitlan refinery reconfiguration, which accounted for 19% of consolidated revenues (23% of 2Q07 construction revenues; with a scheduled completion date of May 2008),

     - Reynosa V and VI cryogenic plants for PEMEX (7% of 2Q07 construction revenues, with a scheduled completion date of December 2008), and

     - the Cayo Arcas offshore housing module (6% of 2Q07 construction revenues, with a scheduled completion date of June 2008).

     Revenues decreased 5% compared to the prior year period as a result of completion of projects, including the storage tanks for the liquefied gas terminal in Altamira and the Reynosa III and IV cryogenic plants for PEMEX, and a decrease in revenues for the Package II of the Minatitlan refinery reconfiguration. Industrial Construction did not record significant revenues from the new contracts awarded during the previous quarter.

     The Industrial Construction operating margin was 3.9%, similar to the operating margin in 2Q06. Bid preparation expenses were Ps. 6 million in 2Q07.

     Industrial Construction Adjusted EBITDA was Ps. 93 million in 2Q07, a decrease of 3%, and equivalent to an Adjusted EBITDA margin of 4.5%.


Rodio Kronsa
---------------

Rodio Kronsa s most important projects are:

     -    Foundation work for the Ikea shopping center in Malaga

     -    High velocity train in Barcelona

     -    Prefabricated pilings for the Hotel Vela in Barcelona

     ICAs share of Rodio Kronsa revenues was Ps. 472 million, an increase of 6%, as compared to Ps. 447 million in 2Q06. Rodio Kronsa's operating margin for 2Q07 was 3.9%. Rodio Kronsa generated Adjusted EBITDA of Ps. 34 million, with an Adjusted EBITDA margin of 7.2%.


El Cajon Hydroelectric Project
--------------------------------

     The El Cajon hydroelectric project is accounted for within Civil Construction, and is presented separately here as a convenience to investors. El Cajon hydroelectric project revenues were Ps. 94 million. Operating income was Ps. 5 million, with an operating margin of 5%. The project is in the process of completion and final delivery to the client.


                                                                               6 months
                                                                     --------------------------------
(Ps. million) ................     2Q06         2Q07      % Var           2006       2007    % Var
------------------------------ ------------ ------------ ----------  ------------ ---------- --------
Revenues .....................      538          94         (83)          1,210        270      (78)
Operating Income .............       32           5         (85)             73         14     (81)
Operating Margin .............        6%          5%                          6%         5%
------------------------------ ------------ ------------ ----------  ------------ ---------- --------

     The total value of the project was US$873 million as of June 30, 2007, for which partial payment of US$525 million was received in February 2007 with the delivery of the first turbine.

     On June 1, 2007, ICA delivered the second turbine unit. The Final Acceptance includes performance tests, delivery of the project and documents, finalization, closing and final payment of the contract. These processes are scheduled to take place during the period between the date of delivery of the second turbine unit and August 31, 2007, which is the contractual date for the completion of the contract and final payment. The project had outstanding debt of US$320 million as of June 30, 2007, all of which was reflected on our balance sheet. There is a US$175 million reserve for payment of the US$230 million 144-A bond that was established with the proceeds of the first payment received from the client in 1Q07.

     As a result of negotiations, ICA and the Mexican Federal Electricity Commission have agreed to submit to an independent expert claims for those unit prices or work volumes for which the parties have not yet reached an agreement; these claims total US$35 million, which have not been recorded as revenues.

     Total liabilities for the El Cajon hydroelectric project declined to Ps. 4,429 million as of June 30, 2007, of which 98% was short term and 2% long term.


                                                              June 30,
                                                       -----------------------
Ps. Million) ................................                2006      2007            % Var
------------------------------------------------------ ------------- --------- ----- ----------
Total Assets .................................               10,449     6,146             (41)
 Cash and Cash Equivalents ...................                  366     1,993
 Accounts Receivable .........................                6,455     3,930
 Other Current Assets ........................                  306       202
                                                             -----     ------
 Total Current Assets ........................                7,128     6,125

 Long Term Assets ............................                3,321        22

Total Liabilities ............................                9,089     4,429             (51)
 Current Liabilities .........................                5,767     4,337
  Long Term Liabilities ......................                3,028         0
Other Liabilities ............................                  295        92
                                                              -----     -----              ---
Equity .......................................                1,360     1,718               26
------------------------------------------------------------------- ------------- --------- -----


Housing Development

                                                                                       6 months
----------------- --------------------- ------------ ---------- -------- -------------------------------
(Ps. million) ...                            2Q06      2Q07      % Var        2006        2007   % Var
----------------- --------------------- ------------ ---------- -------- ----------- ----------- -------
Housing
Development ..... Revenues ...........        359        445       24          597         786      32
                  Operating Income ...         38         36       (5)          54          61      13
                  Adjusted EBITDA ....         40         39       (3)          58          66      15
                  Operating Margin ...         10.6%       8.1%                  9.0%        7.8%
                  Adj EBITDA Margin ..         11.3%       8.8%                  9.7%        8.4%
----------------- --------------------- ------------ ---------- -------- -- ----------- ----------- -------
                  Units sold .........      1,482      1,621        9        2,402       2,789      16
                                            =====      =====        =        =====       =====      ==
                   Traditional .......         53%        50%                   50%         51%
                   Entry level .......         27%        25%                   33%         23%
                   Economic ..........         19%        25%                   17%         26%
----------------- --------------------- ------------ ---------- -------- -- ----------- ----------- -------

     ViveICA, ICAs housing subsidiary, sold 1,621 units during 2Q07, compared to 1,482 units in 2Q06. The increase is a result of five new projects. Of the units sold, 50% were traditional housing (vivienda tradicional), 25% were entry-level housing (vivienda de bajos ingresos), and 25% were economic housing (vivenda economica).

     Revenues increased 24% to Ps. 445 million, as compared to Ps. 359 million in the same period of 2006, as a result of the increase in units sold. Effective in 1Q07, administrative and selling expenses at the project level were reclassified to general and administrative expenses. In addition, Housing is being allocated an increased share of corporate expenses, with the result that administrative and general expenses increased to Ps. 83 million from Ps. 33 million in the prior year period. The operating margin decreased to 8.1%.

     Housing Development Adjusted EBITDA during 2Q07 was Ps. 39 million, a decrease of 3% compared to 2Q06, equivalent to an Adjusted EBITDA margin of 8.8%.

     The land reserve as of June 30, 2007 was 713 hectares, equivalent to 39,848 housing units in 20 locations in Tijuana, Mexicali, Ciudad Juarez, Leon, Queretaro, Toluca, Mexico City, Cancun, and Veracruz.



                                                                                        6 months
--------------------- ------------------- ---------- ---------- ---------- -- --------- ---------- ---------
(Ps. million) .......                         2Q06       2Q07     % Var        2006       2007     % Var
--------------------- ------------------- ---------- ---------- ---------- -- --------- ---------- ---------
Infrastructure ...... Revenues ..........       529        633         20        1,026      1,205        17
                      Operating Income ..       211        233         10         422        451         7
                      Adjusted EBITDA ...       311        314          1         603        636         6
                      Operating Margin ..        39.8%      36.8%                  41.2%      37.4%
                      Adj.EBITDA Margin .        58.8%      49.7%                  58.8%      52.8%
===================== =================== ========== ========== ========== == ========= ========== =========
Airports ............ Revenues ..........       408        460         13          802        895        12
                      Operating Income ..       143        180         26          316        354        12
                      Adjusted EBITDA ...       204        230         13          434        477        10
                      Operating Margin ..        35.0%      39.1%                   39.4%      39.6%
                      Adj.EBITDA Margin .        49.9%      49.9%                   54.1%      53.3%
--------------------- ------------------- ---------- ---------- ---------- -- --------- ---------- ---------
Other Concessions ... Revenues ..........       121        173         43          224        310        39
                      Operating Income ..        68         53        (22)         106         97       (9)
                      Adjusted EBITDA ...       108         85        (21)         168        160       (5)
                      Operating Margin ..        56.0%      30.5%                   47.5%      31.2%
                      Adj.EBITDA Margin .        89.0%      49.1%                   75.3%      51.5%
--------------------- ------------------- ---------- ---------- ---------- -- --------- ---------- ---------

Infrastructure includes the results of operations of Airports and Other Concessions.

     Revenues increased Ps. 104 million to Ps. 633 million in 2Q07. Operating income was Ps. 233 million in 2Q07, a 10% increase as compared to the same period of 2006. Operating margin decreased to 36.8%. Adjusted EBITDA was Ps. 314 million, equivalent to an Adjusted EBITDA margin of 49.7%.


Airports
------------

                                                                        6 months
---------------------  ---------- ---------- ---------- -- --------- ---------- ---------
('000,000 passengers)     2Q06       2Q07     % Var           2006      2007     % Var
---------------------  ---------- ---------- ---------- -- --------- ---------- ---------
Total passenger trafic     2.84       3.49      23            5.78      6.85       18
  Domestic ............    2.27       2.94      30            4.34      5.49       26
  International .......    0.58       0.54     (5)            1.44      1.36       (6)




     During 2Q07, 3.5 million terminal passengers were served in the 13 airports, as compared to the 2.8 million in the same period of 2006, an increase of 23%. Passengers on domestic flights accounted for 84% of the passenger total, and passengers on international flights accounted for 16%. Domestic passengers increased 30% and international passengers decreased 5% as compared to 2Q06. Monterrey airport accounted for 47% of total passengers.

     Revenues, including the operations of Grupo Aeroportuario del Centro Norte
(OMA), Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 460 million, with a 39.1% operating margin. Adjusted EBITDA was Ps. 230 million, with an Adjusted EBITDA margin of 49.9%.

     Aeronautical revenues during 2Q07 were Ps. 374 million, or 81% of the total. Non-aeronautical revenues were Ps. 86 million, or 19% of the total.

     The Mexican Ministry of Communications and Transportation (SCT) regulates all aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months so long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis, after the close of each year.

     The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero.

Other Concessions
--------------------

                                                                Date of                      Investment
Project ....................................    Length, km     concession    Owner-ship     (Ps. million)
--------------------------------------------- ------------- -------------- ------------ -------------------
San Martin-Tlaxcala-El Molinito Highway .....       25.5         1991          20%                26
Acapulco Tunnel .............................        2.9         1994         100%               654
Corredor Sur Highway, Panama ................       19.5         1995         100%             1,991
Irapuato-La Piedad Highway PPP ..............      74.32         2005         100%               624
Queretaro-Irapuato Highway PPP ..............      92.98         2006         100%               183




                                                                                      6 months
---------------------------------- ---------- ------------- ---------- --- ------------ ---------- --------
(vehicles per day) ..............       2Q06          2Q07      % Var            2006       2007    % Var
---------------------------------- ---------- ------------- ---------- --- ------------ ---------- --------
Corredor Sur ....................      57,373       75,683        32           54,990     73,117       33
Acapulco Tunnel .................       8,550        9,125         7            8,610      9,253        7
-------------------------------- - ---------- ------------- ---------- --- ------------ ---------- --------


     Corredor Sur average traffic volume in 2Q07 increased 32% to 75,683 vehicles per day, compared to 57,373 vehicles per day in 2Q06. Revenues were Ps. 76 million, an increase of 8%, as compared to Ps. 71 million in the same period of 2006.

     The Acapulco Tunnel had an average daily traffic volume of 9,125 vehicles, compared to 8,550 vehicles in the same quarter of 2006. Revenues were Ps. 31 million, an increase of 7% as compared to Ps. 29 million in 2Q06.

     The Irapuato La Piedad highway PPP (Public Private Partnership) modernization work advanced in 2Q07, with total investment through June 30, 2007 of Ps. 624 million. The transfer of resources to the concessionaire has been made in the form of a capital contribution and a Ps. 580 million project finance term loan. As of quarter end, Ps. 414 million of this loan had been drawn.

     The Queretaro-Irapuato highway PPP modernization work advanced in 2Q07, and the financing is in the process of closing. Investment as of June 30, 2007 totaled Ps. 183 million.

     The Waste Water Treatment Plant in Ciudad Acuna, Coahuila with a capacity of 250 liters/sec is operating in a normal manner, and is servicing its debt.

     New Concessions: During 2Q07, ICA was also awarded the following concessioned projects, which will require total investment of approximately US$1,190 million.

     - Aqueduct II potable water supply project in Queretaro, with an estimated investment of US$265 million, in which ICA has a direct and indirect 42.39% interest;

     - Nuevo Necaxa - Tihuatlan highway concession and PPP, with an estimated investment of US$625 million, in which ICA has a 50% interest; and

     - Rio Verde - Ciudad Valles highway concession and PPP, with an estimated investment of US$300 million, in which ICA has a 100% interest.

     A portion of the investment amount will result in construction contracts for ICA. These projects have not been included in backlog because the construction or concession contracts have not yet been signed.


Construction Backlog
------------------------


(Ps. million) ...................................    Balance     Months Work*
------------------------------------------------- -------------- -------------
Balance, March 31, 2007 ........................       11,493      8
------------------------------------------------- -------------- -------------
    New contracts and contract additions .......        1,860      1
------------------------------------------------- -------------- -------------
  Work executed ................................        4,408      3
Balance, June 30, 2007 .........................        8,946      6
------------------------------------------------- -------------- -------------
Share of Backlog
  Projects in Mexico ...........................         92%
  Projects outside Mexico ......................          8%

  Public sector clients ........................         73%
  Private sector clients .......................         12%
  Concessioned projects ........................         14%
------------------------------------------------- --------------

     * Total values may not add as result of rounding. Effective January 1, 2007 in accordance to IFRIC 12, construction contracts with subsidiaries that operate concessions are included in consolidated backlog.


     New construction contract awards and net contract additions were Ps. 1,860 million in 2Q07, and principally reflect additions to existing projects. The new projects included:

     - the foundation works for the Chivas stadium in Guadalajara (Ps. 122 million),

     -    new Rodio Kronsa projects (Ps. 387 million), and

     -    the Mayaland shopping center in Quintana Roo (Ps. 40 million).

     Construction backlog was Ps. 8,946 million as of June 30, 2007, a decrease of Ps. 2,548 million compared to construction backlog as of March 31, 2007, and was the equivalent of 6 months of work at 2Q07 levels. The backlog book & burn ratio is calculated as the ratio of new contracts and contract additions to construction revenues. For 2Q07, book & burn was 0.42, which can be interpreted to mean that the volume of new contracts was 58% lower than execution of backlog during the period.


Balance Sheet

                                                           June 30,
------------------------------------------------------------------------------------------
(Ps. million) ...............................           2006        2007         % Var
------------------------------------------------------------------------------------------
Assets
Cash and Cash Equivalents ...................           5,834       6,656            14
Trade and Contract Receivables ..............          10,585       9,563           -10
Other Receivables ...........................           1,031       1,023            -1
Inventories .................................           1,779       1,936             9
Other Current Assets ........................             944         943            -0
Total Current Assets ........................          20,173      20,122            -0
Long Term Assets ............................          13,530      11,642           -14
Total Assets ................................          35,359      34,139            -3
Accounts Payable ............................           2,942       2,787            -5

Current Debt ................................           4,989       5,242             5
Other Current Liabilities ...................           5,685       4,866           -14
Total Current Liabilities ...................          13,616      12,895            -5
Long Term Liabilities .......................           7,772       6,785           -13
Stockholders' Equity ........................          13,972      14,459             3
Total Liabilities and Stockholders' Equity ..          35,359      34,139            -3



     Total assets as of June 30, 2007 were reduced by Ps. 1,220 million, as compared to June 30, 2006. Total liabilities declined Ps. 1,707 million; stockholders equity increased by Ps. 487 million.

     Cash and cash equivalents were Ps. 6,656 million at June 30, 2007, an increase of 14% as compared to 2Q06, principally as a result of the reclassification to short term of assets of the El Cajon Hydroelectric Project. At June 30, 2007, 84% of cash and cash equivalents were in the following joint venture subsidiaries: 34% in Airports, 30% in the El Cajon hydroelectric project, 13% in ICA Fluor, 5% in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings, and 1% in Rodio Kronsa. This cash generally can only be used by ICA in accordance with the joint venture's bylaws or governing agreements. The remaining 16%, or Ps. 1,057 million, was held at the parent company level of ICA or in its other operating subsidiaries. Of total cash as of June 30, 2007, 20% represented client advances.

     Short-term accounts receivable declined Ps. 1,022 million, or 10%, principally as a result of the combined effect of the payment for the first turbine unit of the El Cajon hydroelectric project and the increase in accounts receivable in other projects. Industrial Construction accounts receivable increased Ps. 404 million, as a result of work executed. Housing Development accounts receivable increased Ps. 283 million as compared to 2Q06, as a result of a higher level of activity. Rodio Kronsa accounts receivable increased Ps. 77 million to Ps. 732 million. Civil Construction accounts receivable related to the Mexico City Airport Terminal II were Ps. 719 million.

     Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The total of such receivables was Ps. 1,275 million at June 30, 2007, of which Ps. 879 million is for Package II of the Minatitlan refinery reconfiguration project, and Ps. 396 million is for the Chicontepec oil field project.

     Other accounts receivable decreased 1% to Ps. 1,023 million.

     Inventories were Ps. 1,936 million, an increase Ps. 157 million compared to the prior year period. Industrial Construction inventories increased Ps. 254 million for equipment and materials for the Package II contract of the Minatitlan refinery reconfiguration and for the Chicontepec oilfield. This increase was offset by decreases in the inventories of other segments.


     Long term assets were Ps. 11,642 million at June 30, 2007, a reduction of Ps. 1,888 million as a result of the reclassification to short term of accounts receivable of El Cajon hydroelectric project and receipt of payment for the projects first turbine unit. This account includes investments in concessions totaling Ps. 8,970 million. In addition, long term inventories of Ps. 772 million correspond to the land reserve of Housing Development.In addition, long term inventories of Ps. 772 million correspond to the land reserve of Housing Development.

     Total liabilities decreased Ps. 1,707 million to Ps. 19,680 million in 2Q07, as compared to Ps. 21,387 million in the same quarter of 2006, as described in the debt section below.

     Shareholders equity increased by Ps. 487 million as a result of the cumulative net income between July 2006 and June 30, 2007.

Debt
-----------------

                                                            June 30,
                                                     ----------------------
(Ps. million) ...........................               2006        2007         % Var
----------------------------------------------------------------------------------------
Short Term ..............................               4,989       5,242             5
Long Term ...............................               6,993       5,869           (16)
Total Debt ..............................              11,982      11,111            (7)
Total Cash and cash equivalents .........               5,834       6,656            14
Total Net Debt ..........................               6,149       4,456           (28)
El Cajon Project debt (legal entity) ....               7,344       3,464           (53)
El Cajon Cash, cash equivalents and
 investments ............................                 366       1,993           444
Net Debt, El Cajon ......................               6,977       1,471           (79)
                                                        -----       -----           ----
Net Debt (Net Cash), excluding El Cajon .                (829)      2,984           n.s

By source of repayment
Holding Company (EMICA) .................                   0           0             -
Operating Company .......................               1,611       3,199            98
El Cajon hydroelectric project ..........               7,344       3,464           (53)
Other projects ..........................               3,027       4,449            47
Total debt ..............................              11,982      11,111            (7)




     Total debt during 2Q07 decreased Ps. 871 million to Ps. 11,111 million, as compared to Ps. 11,982 million in the same quarter of 2006. The reserve for the repayment of the 144A bond for El Cajon reduces effective debt by an additional Ps. 1,896 million. Excluding the El Cajon hydroelectric project, total debt increased to Ps. 7,647 million.

     The principal factors increasing debt excluding El Cajon were the long term borrowing in europesos for Ps. 2,805 million to finance the purchase of OMA shares, the financing of the Irapuato-La Piedad highway PPP for Ps. 414 million, the loan to finance the purchase of the additional 39% shareholding in Proactiva Medio Ambiente Mexico for Ps. 430 million; and working capital loans for the Mexico City Airport Terminal II, the development of entry level housing, and the offshore housing module for PEMEX.

     Net debt excluding the El Cajon hydroelectric project was Ps. 2,984 million, compared to net cash of Ps. 829 million at the close of 2Q06.

     As of June 30, 2007, 47% of ICAs total debt matures in less than one year. Most debt is related to the El Cajon hydroelectric project, and the resources for payment will come from the amounts already paid by the client upon delivery of the first turbine unit, and from the expected payment upon definitive acceptance of the second unit and the final settlement of the contract. Debt denominated in foreign currency, principally dollars, is 54% of total debt, and 47% is securities debt.

     Based on source of repayment, Ps. 7,913 million, or 71%, of ICA's total debt corresponds to projects, and Ps. 3,199 million, or 29%, is operating company debt. ICA had no parent company debt outstanding at June 30, 2007.



Debt maturity profile
-----------------------------------------------------------------------------------------------------------
(Ps. million) ..............      2007         2008         2009         2010          2011    2012 - 2025
-----------------------------------------------------------------------------------------------------------
Operating company ..........       164          395           96          100           106          2,338
Project ....................     2,195        2,778          249           85           110          2,495
.............................................................................................................
Total ......................     2,359        3,174          345          185           216          4,833
-----------------------------------------------------------------------------------------------------------



     The weighted average interest rate on ICA's debt was 10.0%. The change in the weighted average interest rate was the result of factors explained for financial expenses.


(Ps. million) ...........................................        2Q06         2Q07
--------------------------------------------------------- ------------ ------------
Interest expense included in Integral Financing Cost ....         138          265
 Interest expense included in cost of sales .............         170            -
--------------------------------------------------------- ------------ ------------
Total Interest Expense ..................................         308          265
--------------------------------------------------------- ------------ ------------
Weighted average debt outstanding .......................      11,708       10,552
Weighted Average Interest Rate ..........................          10.5%        10.0%


     For comparative purposes, the weighted average interest rate for 2Q06 includes those interest expenses included in cost of sales.


Liquidity and Financial Ratios

     The current ratio (current assets/current liabilities) as of the end of 2Q07 increased to 1.56 compared to 1.48 at the end of 2Q06. The increase was principally the result the refinancing to long term of the debts for the acquisition of the shares of Proactiva Medio Ambiente Mexico and of Grupo Aeroportuario del Centro Norte (OMA), principally.


(Ps. million) .....................................             2Q06          2Q07
----------------------------------------------------- --------------- -------------
Current Ratio .....................................             1.48          1.56
Interest Coverage Ratio ...........................             3.36          3.38
     (Adjusted EBITDA/net interest expense)
Leverage (Total Debt/Equity) ......................             0.86          0.77
----------------------------------------------------- --------------- -------------

*2006 includes interest expense included in cost of sales


     The interest coverage ratio (Adjusted EBITDA/net interest expense) was 3.38, essentially unchanged from the prior year period. In 2Q06 interest expense and Adjusted EBITDA were adjusted by the interest expense included in the cost of sales.

     The leverage ratio (total debt/equity) was 0.77 as of June 30, 2007, as compared to 0.86 at June 30, 2006.


Investments
----------------

     Investment in productive assets, including investments in fixed assets and deferred expenditures, totaled Ps. 249million in 2Q07. The principal investments were Ps. 137 million in Airports as part of its Master Development Programs and other Airports capital expenditures, the investment in Proactiva Medio Ambiente Mexico, and the purchase of strategic construction machinery.



Subsequent Events
---------------------

     On July 18, 2007 the consortium made up by ICA and Goldman Sachs, through Goldman Sachs Infrastructure Partners I, presented the highest financial bid in the amount of Ps. 44,051 million for the 30 year concession for the construction, operation, exploitation, preservation and maintenance of 548 km of the Maravatio - Zapotlanejo, Guadalajara - Zapotlanejo, Zapotlanejo - Lagos de Moreno y Leon - Lagos - Aguascalientes highways. The project has a commitment, subject to certain conditions, from Banco Santander to provide the necessary financing. Goldman Sachs & Co. acted as financial advisor for the consortium. The Ministry of Communications and Transportation is expected to announce the winning bid on August 6, 2007.


Notes and disclaimers
------------------------

     Mexican Financial Information Norms: financial statements and other information are presented in accordance with current Financial Information Norms in Mexico (Mexican NIF). These norms differ in certain significant respects from U.S. GAAP.

     Unaudited financials: financial statements are unaudited, preliminary statements.

     Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes are calculated with respect to the actual numbers.

     Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or Mexican NIF and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP or Mexican NIF. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently.

     Constant pesos: All peso (Ps.) amounts are expressed in constant pesos of June 30, 2007 purchasing power.

     Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.7653 per U.S. dollar.

     Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control. The accounts are consolidated line-by-line in proportion to ICA's ownership. This accounting method, which was adopted at the beginning of 2006, affects the consolidation of the financial statements of the Spanish subsidiaries that make up Rodio Kronsa and the joint venture with Mexican homebuilder GEO in the Housing Development segment. In accordance with Financial Information Norms in Mexico, financial statements for previous periods have not been restated.

     IFRIC 12: an interpretation of International Financial Reporting Standards issued in November 2006 by the International Financial Reporting Interpretations Committee entitled "Service Concession Arrangements." Application of the IFRIC 12 is mandatory as of January 1, 2008, and earlier adoption by companies is recommended. The interpretation refers to the accounting treatment by private sector companies that operate in providing assets and services infrastructure to the public sector, classifying the assets as financial assets, intangible assets, or a combination of both.

     IFRIC 12 draws a distinction between two types of service concession arrangement. In one, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset for the term of the agreement in return for constructing or upgrading the public sector asset. In the other, the operator receives an intangible asset, i.e., no more than a right to charge for use of the public sector asset that it constructs or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. IFRIC 12 also allows for the possibility that both types of arrangement may exist within a single contract. For both the financial asset and the intangible asset, revenues and costs related to construction or improvements are recognized in the income statement during the construction period.



     As a result of the adoption of IFRIC 12, the financial statements for 2Q06 were restated to increase comparability, as shown below:of IFRIC 12, the financial statements for 2Q06 were restated to increase comparability, as shown below:



                                                     As
                                              originally      IFRIC 12
(Ps. millions) .........................       presented        effect     As restated
---------------------------------------------------------------------------------------
Balance Sheet
Current assets .........................         20,102            71           20,173
Long term assets .......................         15,141            45           15,186
Current liabilities ....................         13,616                         13,616
Long term liabilities ..................          7,748            24            7,772
Shareholders  equity ...................         13,880            92           13,972

Income Statement
Revenues ...............................         10,505           213           10,719
Operating income .......................            765            49              814
Net income of majority interest ........            429            53              481
---------------------------------------------------------------------------------------


     Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.